K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

February 5, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, DC  20549

Re:	Salient Absolute Return Fund File No. 811-22388; 333-______ Salient Absolute Return Institutional Fund File No. 811-22389; 333-______

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (“1933 Act”), on behalf of Salient Absolute Return Fund and Salient Absolute Return Institutional Fund (together, the “Funds"), are the Funds’ respective registration statements on Form N-2 (the "Registration Statements"), relating to each Fund's establishment as a registered investment company.  Each of the Funds has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Funds are newly-organized, closed-end management investment companies, each of which intends to make a public offer of securities upon effectiveness of the Registration Statements pursuant to the 1933 Act.  The Registration Statements transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Funds.  Appropriate filing fees have been wired to the EDGAR system, as reflected in the Registration Statements.

Each of the Funds is a feeder fund, intending to invest substantially off of its assets in a registered investment company master fund, Salient Absolute Return Master Fund (811- 22387), which is a “fund of hedge funds.”  Each Feeder Fund’s investors must meet the eligibility criteria established in the Registration Statements, as well as by the SEC staff’s past-represented policy relating to investment in publicly-offered registered fund of hedge funds.  In this latter regard, despite registration of securities under the 1933 Act, the Funds require investors to be “accredited investors” and to make a minimum investment in a Fund of at least $25,000.

         The Funds are not organized as partnerships for matters of taxation, and will operate in compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. The disclosure in the Funds’ prospectus and statement of additional information, which are joint for the Funds, is substantially similar to other such registered funds of hedge funds.  In addition, the disclosure in both Feeder Funds' Registration Statements regarding fund operations, such as tender offers and hedge fund valuation, does not deviate from the disclosure of other registered funds of hedge funds.

The Funds intend to seek effectiveness pursuant to the 1933 Act of the Registration Statements no later than April 1, 2010, and will file pre-effective amendments registering securities and responding to any SEC staff comments prior thereto.

*  *  *

Any questions or comments should be directed to the undersigned at 617.261.3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada